As filed with the Securities and Exchange Commission on October 21, 2026.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

XAI Floating Rate & Alternative Income Trust

(Name of Subject Company (issuer))

XAI Floating Rate & Alternative Income Trust

(Name of Filing Person (offeror))

Common shares of beneficial interest,

par value $0.01 per share

(Title of Class of Securities)

98400T304

(CUSIP Number of Class of Securities)

Benjamin D. McCulloch, Esq.

XAI Floating Rate & Alternative Income Trust

321 North Clark Street, Suite 2430

Chicago, IL 60654

(312) 374-6930

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Kevin T. Hardy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

320 South Canal Street

Chicago, Illinois 60606

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

ITEMS 1-9, AND 11.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 18, 2026 by XAI Floating Rate & Alterative Income Trust (“XFLT” or the “Trust”), as amended by Amendment No. 1 filed on October 20, 2026, in connection with an offer by the Trust (the “Offer”) to purchase up to 1,903,861 (approximately 12.5%) of its issued and outstanding common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), in exchange for cash at a price equal to 98% of the net asset value (“NAV”) per Common Share (the “Purchase Price”) determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), the principal market on which the Common Shares are traded, on the business day immediately following the day the offer expired (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 2026 (the “Offer to Repurchase”), and in the related Letter of Transmittal.

This Final Amendment to the Statement is being filed to report the final results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended:

1.	The Offer expired at 11:59 p.m., Eastern Time, on October 19, 2026.

2.	7,331,021 Common Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and 1,903,861 Common Shares were accepted for repurchase by the Trust, in accordance with the terms of the Offer. The proration factor for the Common Shares that the Trust will accept pursuant to the Offer is 26.01%.

3.	The Common Shares were repurchased at a Purchase Price of $21.0602 per Common Share, which was 98% NAV per Common Share determined as of the close of the regular trading session of the NYSE on October 20, 2026, the Pricing Date. The total amount of the Purchase Price paid for the repurchased Common Shares was $154,392,768.46.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On October 21, 2026, the Trust issued a release announcing the final results of the Offer. A copy of such release is filed herewith as Exhibit (a)(5)(iii) and is incorporated herein by reference.

Item 12(a).	Exhibits

(a)(1)(i)	Offer to Purchase, dated September 18, 2026**

(a)(1)(ii)	Form of Letter of Transmittal.**

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press release issued on September 18, 2026**

(a)(5)(ii)	Press release issued on October 20, 2026***

(a)(5)(iii)	Press release issued on October 21, 2026*

(b)(i)	Credit Agreement between the Trust and BNP Paribas SA(1)

(d)(i)	Standstill Agreement, dated July 27, 2026, by and between the Trust and Bulldog Investors, LLP (the “Standstill Agreement”)**

(d)(ii)	Amendment No. 1, dated August 6, 2026, to the Standstill Agreement**

(g)	None.

(h)	None.

*	Filed herewith.
**	Previously filed with the Trust’s Schedule TO-I on September 18, 2026.
***	Previously filed with the Trust’s Schedule TO-I/A on October 20, 2026.
(1)	Incorporated by reference to the Trust’s Current Report on Form 8-K filed on March 26, 2025.

Item 12(c).	Filing Fees

Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XAI Floating Rate & Alternative Income Trust

By:	/s/ Benjamin D. McCulloch
	Name:	Benjamin D. McCulloch
	Title:	Secretary

	Dated:	October 21, 2026

Exhibit Index

(a)(5)(iii)	Press release issued on October 21, 2026

Filing Fee Exhibit

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